UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

SHIFT4 PAYMENTS, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

82452J109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jared Isaacman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 29,081,297 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,081,297 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,081,297 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.09% (3)(4)(5)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of: (i) 362,470 shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) that are beneficially owned by Mr. Isaacman; (ii) 171,822 shares of Class C common stock, $0.0001 par value per share (the “Class C Common Stock”) that are indirectly beneficially owned by Mr. Isaacman through his dependents; (iii) 25,829,016 common units of Shift4 Payments, LLC (the “LLC Interests”) that are beneficially owned by Rook Holdings Inc. (“Rook”) or its subsidiaries; (iv) 25,829,016 shares of Class B common stock, $0.0001 par value per share (the “Class B Common Stock”) that are beneficially owned by Rook; and (v) 2,717,989 shares of Class C Common Stock that are beneficially owned by Rook. As the sole stockholder of Rook, Mr. Isaacman may be deemed to have sole voting and investment power with respect to such securities beneficially owned by Rook.

(2)

Each LLC Interest and each share of Class C Common Stock is presently convertible and convertible within 60 days of the date of this Schedule 13G/A into one share of Class A Common Stock. Shares of Class B Common Stock cannot be converted into Class A Common Stock.

(3)

Based on the aggregate number LLC Interests and shares of Class C Common Stock beneficially owned by Mr. Isaacman, which are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of Mr. Isaacman.

(4)

Each share of Class A Common Stock is entitled to one vote, each share of Class B Common Stock is entitled to ten votes, each share of Class C Common Stock is entitled to ten votes, and each LLC Interest has no voting power. The percentage reported does not reflect the votes of the Class B Common Stock or the ten for one voting power of the Class C Common Stock.

(5)

The percentage of shares of Class A Common Stock reported as being beneficially owned by Mr. Isaacman is based upon 82,872,045 shares of Class A Common Stock of Shift4 Payments, Inc. (the “Issuer”) outstanding as of the date of this Schedule 13G/A, which includes: (i) 54,153,218 shares of Class A Common Stock outstanding as of December 31, 2022, as reported by the Issuer’s transfer agent; (ii) 171,822 shares of Class C Common Stock that are indirectly beneficially owned by Mr. Isaacman through his dependents; (iii) 25,829,016 LLC Interests that are indirectly beneficially owned by Mr. Isaacman through Rook; and (iv) 2,717,989 shares of Class C Common Stock that are indirectly beneficially owned by Mr. Isaacman through Rook. The shares of Class C Common Stock and LLC Interests are presently convertible and convertible within 60 days of the date of this Schedule 13G/A, and are treated as converted into Class A Common Stock only for the purpose of computing the percentage of Class A Common Stock beneficially owned by Mr. Isaacman.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rook Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 28,547,005 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,547,005 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,547,005 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.52% (3)(4)(5)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Consists of: (i) 25,829,016 LLC Interests beneficially owned by Rook; (ii) 25,829,016 shares of Class B Common Stock beneficially owned by Rook; and (iii) 2,717,989 shares of Class C Common Stock beneficially owned by Rook.

(2)

Each LLC Interest and each share of Class C Common Stock is presently convertible and convertible within 60 days of the date of this Schedule 13G/A into one share of Class A Common Stock. Shares of Class B Common Stock cannot be converted into Class A Common Stock.

(3)

Based on the aggregate number LLC Interests and shares of Class C Common Stock beneficially owned by Rook, which are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of Rook.

(4)

Each share of Class A Common Stock is entitled to one vote, each share of Class B Common Stock is entitled to ten votes, each share of Class C Common Stock is entitled to ten votes, and each LLC Interest has no voting power. The percentage reported does not reflect the votes of the Class B Common Stock or the ten for one voting power of the Class C Common Stock.

(5)

The percentage of shares of Class A Common Stock reported as being beneficially owned by Rook is based upon 82,700,223 shares of Class A Common Stock of the Issuer outstanding as of the date of this Schedule 13G/A, which includes: (i) 54,153,218 shares of Class A Common Stock outstanding as of December 31, 2022, as reported by the Issuer’s transfer agent; (ii) 25,829,016 LLC Interests beneficially owned by Rook; and (iii) 2,717,989 shares of Class C Common Stock beneficially owned by Rook. The shares of Class C Common Stock and LLC Interests are presently convertible and convertible within 60 days of the date of this Schedule 13G/A, and are treated as converted into Class A Common Stock only for the purpose of computing the percentage of Class A Common Stock beneficially owned by Rook.

Item 1(a).	Name of Issuer:

Shift4 Payments, Inc., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2202 N. Irving St., Allentown, Pennsylvania 18109

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)	Jared Isaacman; and

(ii)	Rook Holdings Inc., a Delaware corporation.

Item 2(b).	Address or Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 2202 N. Irving St., Allentown, Pennsylvania 18109

Item 2(c).	Citizenship:

Mr. Isaacman is a citizen of the United States of America. Rook Holdings Inc. is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:

82452J109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership:

A.	Jared Isaacman

(a) Amount beneficially owned: 29,081,297 (1)(3)

(b) Percent of class: 35.09% (4)(6)(7)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 29,081,297 (1)(3)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 29,081,297 (1)(3)

(iv) Shared power to dispose or direct the disposition: 0

B.	Rook Holdings Inc.

(a) Amount beneficially owned: 28,547,005 (2)(3)

(b) Percent of class: 34.52% (5)(6)(8)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 28,547,005 (2)(3)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 28,547,005 (2)(3)

(iv) Shared power to dispose or direct the disposition: 0

(1)

Consists of: (i) 362,470 shares of Class A Common Stock that are beneficially owned by Mr. Isaacman; (ii) 171,822 shares of Class C Common Stock that are indirectly beneficially owned by Mr. Isaacman through his dependents; (iii) 25,829,016 LLC Interests that are beneficially owned by Rook; (iv) 25,829,016 shares of Class B Common Stock that are beneficially owned by Rook; and (v) 2,717,989 shares of Class C Common Stock that are beneficially owned by Rook. As the sole stockholder of Rook, Mr. Isaacman may be deemed to have sole voting and investment power with respect to such securities beneficially owned by Rook.

(2)

Consists of: (i) 25,829,016 LLC Interests beneficially owned by Rook; (ii) 25,829,016 shares of Class B Common Stock beneficially owned by Rook; and (iii) 2,717,989 shares of Class C Common Stock beneficially owned by Rook.

(3)

Each LLC Interest and each share of Class C Common Stock is presently convertible and convertible within 60 days of the date of this Schedule 13G/A into one share of Class A Common Stock. Shares of Class B Common Stock cannot be converted into Class A Common Stock.

(4)

Based on the aggregate number LLC Interests and shares of Class C Common Stock beneficially owned by Mr. Isaacman, which are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of Mr. Isaacman.

(5)

Based on the aggregate number LLC Interests and shares of Class C Common Stock beneficially owned by Rook, which are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of Rook.

(6)

Each share of Class A Common Stock is entitled to one vote, each share of Class B Common Stock is entitled to ten votes, each share of Class C Common Stock is entitled to ten votes, and each LLC Interest has no voting power. The percentage reported does not reflect the votes of the Class B Common Stock or the ten for one voting power of the Class C Common Stock.

(7)

The percentage of shares of Class A Common Stock reported as being beneficially owned by Mr. Isaacman is based upon 82,872,045 shares of Class A Common Stock of the Issuer outstanding as of the date of this Schedule 13G/A, which includes: (i) 54,153,218 shares of Class A Common Stock outstanding as of December 31, 2022, as reported by the Issuer’s transfer agent; (ii) 171,822 shares of Class C Common Stock that are indirectly beneficially owned by Mr. Isaacman through his dependents; (iii) 25,829,016 LLC Interests that are indirectly beneficially owned by Mr. Isaacman through Rook; and (iv) 2,717,989 shares of Class C Common Stock that are indirectly beneficially owned by Mr. Isaacman through Rook. The shares of Class C Common Stock and LLC Interests are presently convertible and convertible within 60 days of the date of this Schedule 13G/A, and are treated as converted into Class A Common Stock only for the purpose of computing the percentage of Class A Common Stock beneficially owned by Mr. Isaacman.

(8)

The percentage of shares of Class A Common Stock reported as being beneficially owned by Rook is based upon 82,700,223 shares of Class A Common Stock of the Issuer outstanding as of the date of this Schedule 13G/A, which includes: (i) 54,153,218 shares of Class A Common Stock outstanding as of December 31, 2022, as reported by the Issuer’s transfer agent; (ii) 25,829,016 LLC Interests beneficially owned by Rook; and (iii) 2,717,989 shares of Class C Common Stock beneficially owned by Rook. The shares of Class C Common Stock and LLC Interests are presently convertible and convertible within 60 days of the date of this Schedule 13G/A, and are treated as converted into Class A Common Stock only for the purpose of computing the percentage of Class A Common Stock beneficially owned by Rook.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Jared Isaacman
Jared Isaacman, Individually

ROOK HOLDINGS INC.

By:	/s/ Jared Isaacman
Name: Jared Isaacman Title: President, Treasurer and Secretary